EXHIBIT 21.1

Subsidiaries Of The Registrant

Acorn Media Group, Inc.	District of Columbia
Acorn (IP) Limited	England and Wales
Acorn Productions Limited	England and Wales
Acorn Media UK Limited	England and Wales
Foyles War 8 Production Limited	England and Wales
Image Entertainment, Inc.	Delaware
Image/Madacy Home Entertainment, LLC	California